Exhibit 99.1

Schedule A

Transactions in Class A Ordinary Shares

Date	Transaction	Security	No. of Shares	Weighted Average Purchase Price
Jul. 18, 2023	Open market purchase	Class A Ordinary Shares	61,888	$6.2738
Jul. 19, 2023	Open market purchase	Class A Ordinary Shares	21,277	$6.5968
Jul. 20, 2023	Open market purchase	Class A Ordinary Shares	54,369	$6.4173
Jul. 21, 2023	Open market purchase	Class A Ordinary Shares	54,285	$6.6695
Jul. 24, 2023	Open market purchase	Class A Ordinary Shares	44,883	$6.7384
Jul. 25, 2023	Open market purchase	Class A Ordinary Shares	50,946	$6.6881
Jul. 26, 2023	Open market purchase	Class A Ordinary Shares	56,075	$6.4831
Jul. 27, 2023	Open market purchase	Class A Ordinary Shares	33,584	$6.5300
Jul. 28, 2023	Open market purchase	Class A Ordinary Shares	646	$6.6861
Jul. 31, 2023	Open market purchase	Class A Ordinary Shares	200	$6.7475
Aug. 1, 2023	Open market purchase	Class A Ordinary Shares	10,665	$6.7108
Aug. 2, 2023	Open market purchase	Class A Ordinary Shares	16,182	$6.6414
Aug. 3, 2023	Open market purchase	Class A Ordinary Shares	10,000	$6.4232
Aug. 4, 2023	Open market purchase	Class A Ordinary Shares	10,000	$6.2993
Aug. 7, 2023	Open market purchase	Class A Ordinary Shares	17,036	$6.2852
Aug. 8, 2023	Open market purchase	Class A Ordinary Shares	11,587	$6.5347
Aug. 9, 2023	Open market purchase	Class A Ordinary Shares	23,372	$6.5599
Aug. 10, 2023	Open market purchase	Class A Ordinary Shares	16,020	$6.6071
Aug. 11, 2023	Open market purchase	Class A Ordinary Shares	5,130	$6.7056
Aug. 14, 2023	Open market purchase	Class A Ordinary Shares	14,203	$6.7404
Aug. 15, 2023	Open market purchase	Class A Ordinary Shares	4,210	$6.7480
Aug. 16, 2023	Open market purchase	Class A Ordinary Shares	9,163	$6.6311

Date	Transaction	Security	No. of Shares	Weighted Average Purchase Price
Aug. 17, 2023	Open market purchase	Class A Ordinary Shares	2,156	$6.7421
Aug. 18, 2023	Open market purchase	Class A Ordinary Shares	7,104	$6.7183
Aug. 21, 2023	Open market purchase	Class A Ordinary Shares	61	$6.7110
Aug. 22, 2023	Open market purchase	Class A Ordinary Shares	10,602	$6.7458
Aug. 23, 2023	Open market purchase	Class A Ordinary Shares	7,236	$6.7365
Aug. 24, 2023	Open market purchase	Class A Ordinary Shares	5,532	$6.7271
Aug. 25, 2023	Open market purchase	Class A Ordinary Shares	3,772	$6.7075
Aug. 28, 2023	Open market purchase	Class A Ordinary Shares	23,830	$6.6492
Aug. 29, 2023	Open market purchase	Class A Ordinary Shares	3,541	$6.7439
Aug. 30, 2023	Open market purchase	Class A Ordinary Shares	3,024	$6.7302
Sept. 1, 2023	Open market purchase	Class A Ordinary Shares	530	$6.7434
Sept. 7, 2023	Open market purchase	Class A Ordinary Shares	6,891	$6.7497
Oct. 23, 2023	Open market purchase	Class A Ordinary Shares	24,341	$4.8920
Oct. 24, 2023	Open market purchase	Class A Ordinary Shares	40,142	$5.1427
Oct. 25, 2023	Open market purchase	Class A Ordinary Shares	14,318	$5.2292
Oct. 26, 2023	Open market purchase	Class A Ordinary Shares	17,369	$5.1302
Oct. 27, 2023	Open market purchase	Class A Ordinary Shares	203,830	$5.0097
Nov. 13, 2023	Open market purchase	Class A Ordinary Shares	13,416	$3.9908
Nov. 14, 2023	Open market purchase	Class A Ordinary Shares	5,025	$4.1544
Nov. 16, 2023	Open market purchase	Class A Ordinary Shares	8,417	$4.1910
Nov. 17, 2023	Open market purchase	Class A Ordinary Shares	27,874	$4.1454
Nov. 20, 2023	Open market purchase	Class A Ordinary Shares	600	$4.2000
Nov. 24, 2023	Open market purchase	Class A Ordinary Shares	8,484	$4.2000
Nov. 27, 2023	Open market purchase	Class A Ordinary Shares	104,001	$4.5352
Nov. 28, 2023	Open market purchase	Class A Ordinary Shares	5,744	$4.6294
Nov. 29, 2023	Open market purchase	Class A Ordinary Shares	75,000	$4.6346

Date	Transaction	Security	No. of Shares	Weighted Average Purchase Price
Nov. 30, 2023	Open market purchase	Class A Ordinary Shares	5,389	$4.6824
Dec. 4, 2023	Open market purchase	Class A Ordinary Shares	700	$4.7000
Dec. 5, 2023	Open market purchase	Class A Ordinary Shares	9,166	$4.6913
Dec. 14, 2023	Open market purchase	Class A Ordinary Shares	163,654	$4.2084
Dec. 15, 2023	Open market purchase	Class A Ordinary Shares	94,684	$4.4049
Dec. 18, 2023	Open market purchase	Class A Ordinary Shares	1,654	$4.5902
Jan. 11, 2024	Open market purchase	Class A Ordinary Shares	80,561	$3.9472
Jan. 12, 2024	Open market purchase	Class A Ordinary Shares	219,439	$3.8281
Jan. 16, 2024	Open market purchase	Class A Ordinary Shares	50,000	$3.8092
Jan. 17, 2024	Open market purchase	Class A Ordinary Shares	50,000	$3.8140
Jan. 18, 2024	Open market purchase	Class A Ordinary Shares	50,000	$3.9396
Jan. 19, 2024	Open market purchase	Class A Ordinary Shares	36,003	$4.0793
Feb. 6, 2024	Open market purchase	Class A Ordinary Shares	24,055	$3.6313
Feb. 7, 2024	Open market purchase	Class A Ordinary Shares	3,750	$3.7448
Feb. 8, 2024	Open market purchase	Class A Ordinary Shares	15,086	$3.7168
Feb. 9, 2024	Open market purchase	Class A Ordinary Shares	23	$3.7500